[Translation]

                                                         Filed on April 25, 2003
To Whom It May Concern:
                                Company Name:  Hino Motors, Ltd.
                                Name and Title of Representative:
                                   Tadaaki Jagawa, President
                                Code Number: 7205
                                   Securities exchanges throughout Japan
                                Name and Title of Contact Person:
                                   Toshihisa Sakaki
                                   General Manager, Public Relations Department,
                                       Corporate Planning Division
                                Telephone Number: 03-5419-9320
                                Our Parent Company: Toyota Motor Corporation
                                Name and Title of Representative:
                                   Fujio Cho, President
                                Code Number: 7203
                                   Securities exchanges throughout Japan


                         Notice Concerning Amendments to
               the Business Performance Projections (Consolidated)
               ---------------------------------------------------

Based on recent trends in our business performance, we hereby make the following amendments to the business performance projections disclosed upon the announcement of the financial statements on October 28, 2002:

1. Amendments to the prospective figures of consolidated business performance of the Fiscal Year 2003 ending March 31, 2003 (from April 1, 2002 to March 31, 2003)

                                                         (In millions of yen, %)

                                                  Net     Ordinay   Net income/
                                                 sales    income     (loss)
                                                 -----    ------     ------
    Previous projections (A)                     840,000   10,000    7,000
    (Announced on October 28, 2002)

    New projections (B)                          850,317   16,582    4,959

    Amount changed                                10,317    6,582  (2,040)
    (B - A)

    % of change                                     1.2%    65.8%  (29.1%)
    Actual performance from April 1, 2001 to     758,640    4,622    8,369
    March 31, 2002 (FY2002)


2.   Reasons for the Amendments

     The prospective figures of the consolidated business performance of the Fiscal Year 2003 were announced in October 2002. As a result of increase in sales of trucks in Japan and vehicles overseas after such announcement, the net sales are expected to increase by 1.2% from the previous projection. Due to the increase in sales and rationalization efforts, ordinary income is expected to increase from the previously announced projection figure. However, as the loss from write-down of investment securities is expected to be recorded due to the decline in the stock market, the net sales are expected to be lower than the previously announced projection figure.